CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

Second Quarter – October 31, 2008

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CanAlaska Uranium Ltd.

Consolidated Balance Sheets

As at October 31 and April 30, 2008

(Unaudited)

(expressed in Canadian dollars, except where indicated)

	October 31 2008 $000’s	April 30 2008 $000’s
Assets
Current assets
Cash and cash equivalents	5,807	5,950
Restricted cash (note 5)	1,891	1,201
Accounts receivable and prepaid expenses	1,307	2,344
	9,005	9,495

Available-for-sale securities (note 6)	251	882
Reclamation bonds	280	711
Property, plant and equipment (note 7)	837	887
Mineral property interests (note 8)	34,720	31,032
	45,093	43,007
Liabilities
Current liabilities
Accounts payable and accrued liabilities	630	2,619
	630	2,619

Future income tax liability	1,376	1,376
	2,006	3,995
Shareholders’ Equity
Common shares (note 11)	57,114	54,079
Contributed surplus (note 11)	11,147	8,586
Accumulated other comprehensive income (note 13)	(106)	166
Deficit	(25,068)	(23,819)
	43,087	39,012
	45,093	43,007

Nature of operations (note 1)

Subsequent events (note 16)

Approved by the Board of Directors

“Peter Dasler”

             “Jean Luc Roy”

_____________________________                                                               _____________________________

  Director                                                                                                            Director

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Loss and Deficit

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars, except where indicated)

Expenditures	Three months ended October 31, 2008 $000’s	Three months ended October 31, 2007 $000’s	Six months ended October 31, 2008 $000’s	Six months ended October 31, 2007 $000’s

Other Expenses (Income)
Consulting, labour & professional fees	294	217	444	617
Depreciation and amortization	54	-	107	-
Foreign exchange gain	(120)	-	(147)	-
Loss (gain) on sale	327	(15)	327	(15)
Insurance, licenses & filing fees	65	116	85	143
Interest income	(44)	(303)	(94)	(344)
Management fee income	(206)	(64)	(351)	(179)
Office costs	92	100	181	153
Other	29	4	(141)	7
Shareholder relations costs	17	100	33	214
Stock-based compensation	382	-	755	122
Travel and accommodation	41	65	50	124
	931	220	1,249	842

Loss for the period	(931)	(220)	(1,249)	(842)

Deficit – beginning of period	(24,137)	(21,711)	(23,819)	(21,089)
Deficit – end of period	(25,068)	(21,931)	(25,068)	(21,931)

Basic and diluted loss per share ($ per share)	0.01	0.00	0.01	0.01

Weighted average shares outstanding (000’s)	137,642	109,788	136,639	108,795

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Comprehensive Loss

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars, except where indicated)

	Three months ended October 31, 2008 $000’s	Three months ended October 31, 2007 $000’s	Six months ended October 31, 2008 $000’s	Six months ended October 31, 2007 $000’s

Loss for the period	(931)	(220)	(1,249)	(842)

Other Comprehensive Loss (Income) (OCI)
Unrealized loss on available-for-sale securities	(125)	-	(272)	-

Comprehensive Loss	(1,056)	(220)	(1,521)	(842)

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Cash Flows

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars, except where indicated)

	Three months ended October 31, 2008 $000’s	Three months ended October 31, 2007 $000’s	Six months ended October 31, 2008 $000’s	Six months ended October 31, 2007 $000’s
Cash flows from operating activities
Net loss for the period	(931)	(220)	(1,249)	(842)
Items not affecting cash
Depreciation and amortization	54	-	107	-
Other	(28)	15	(141)	15
Permanent impairment of marketable securities	327	-	327	-
Stock-based compensation	714	-	1,087	122
	136	(205)	131	(705)
Change in non-cash operating working capital
Decrease (increase) in accounts receivable & prepaids	(297)	(905)	791	1,652
Increase (decrease) in accounts payable & accruals	1,028	1,170	(143)	(1,044)
	867	60	779	(97)
Cash flows from financing activities
Issuance of common shares (net of issue costs)	149	7,007	3,441	7,037
Restricted cash	2,728	-	(690)	-
	2,877	7,007	2,751	7,037
Cash flows from investing activities
Gain on disposal	-	-	59	-
Property, plant and equipment	(31)	(486)	(57)	(558)
Deferred exploration costs	(3,443)	(4,386)	(3,676)	(7,840)
95	(3,474)	(4,872)	(3,674)	(8,398)

Increase (decrease) in cash and cash equivalents	270	2,195	(144)	(1,458)

Cash and cash equivalents - beginning of period	5,537	6,424	5,951	10,076

Cash and cash equivalents - end of period	5,807	8,618	5,807	8,618

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

1

Nature of operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

At October 31, 2008, the Company had cash and cash equivalents of $5.8 million and working capital (excluding restricted cash) of $6.5 million.  Management believes that the cash on hand at October 31, 2008 is sufficient to meet corporate, administrative and exploration activities for the coming twelve months.  Should management be successful in its forthcoming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects.

2

   Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a basis consistent with the annual financial statements of the Company. Disclosure requirements for interim financial statements do not contain all the information that is required of annual financial statements. Accordingly, they should be read in conjunction with the audited financial statements, for the year ended April 30, 2008.  Certain comparative figures have been reclassified to conform to the current period’s presentation.

Estimates, risks and uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Realization of the Company’s assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation, future uranium and precious and base metal prices, estimated costs of future production, changes in government legislation and regulations, estimated future income taxes, and the availability of financing and various operational factors.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA (a Nevada company), CanAlaska West McArthur Uranium Ltd. (a B.C. company) and Golden Fern Resources Limited (a New Zealand company).  These consolidated financial statements also include the proportionate share of each of the assets, liabilities, revenues and expenses of its interest in CanAlaska Korean Uranium (“CKU Partnership”) (77%) and CanAlaska Korea Uranium Limited (77%).

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

3

Changes in Accounting Policies

Section 1535 – Capital Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosure. This section establishes standards for disclosing information about the Company’s capital and how it is managed. Disclosures required by this standard are included in note 11.

Section 3862 – Financial Instruments - Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook section 3862, Financial Instruments - Disclosures. This section requires the Company to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in note 15.

4

Interests in Joint Ventures

CanAlaska Korean Uranium Joint Venture

In December 2007, the Company formed a partnership, Canada-Korea Uranium Limited Partnership (“CKU Partnership”), with Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corp., and SK Energy Co. Ltd. (the “Korean Consortium”) to develop the Cree East uranium exploration project (“Cree East”) which consists of approximately 56,000 hectares of dedicated contiguous mineral claims in a region known as the Athabasca Basin (“Athabasca”), located in the Canadian province of Saskatchewan.

Under the terms of agreements the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a 4-year period.  The Company has applied joint venture accounting and is proportionately consolidating its ownership in the CKU Partnership. The Company contributed the Cree East property and is recognizing dilution gains as the Korean Consortium contribute towards CKU Partnership.  As at October 31, 2008 the Company has proportionately consolidated 77% (April 30, 2008: 82.6%) and deferred gains of $4.2 million in contributed surplus (April 30, 2008: $3.2m).

During the first six months of the fiscal year, the Korean Consortium contributed $1.7 million to the joint venture. As a result, the holding interest by the Korean Consortium in the Joint Venture has increased to 23%. The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.

Proportionate share of CKU Partnership	October 31, 2008 $000’s	April 30, 2008 $000’s
Restricted cash	$13	$1,067
Mineral property	4,822	3,602
Liabilities	$34	$1,057

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

5

Restricted Cash

	October 31, 2008 $000’s	April 30, 2008 $000’s
Partnership funds	$13	$1,067
Option-in advances	289	134
Flow-through funds	1,589	-
Total	$1,891	$1,201

The Company proportionately consolidates its share of the cash held by CKU Partnership whose funds are held to fund the Cree East property (note 4).  The Company has also raised cash from the issuance of flow-through shares which may only be used in certain exploration activities in Canada.

6

Available-for-sale securities

	October 31, 2008		April 30, 2008
	Adjusted Cost $000’s	Market Value $000’s	Adjusted Cost $000’s	Market Value $000’s
Pacific North West Capital Corp. - 1,046,800 shares	$105	$105	$269	$314
Freegold Ventures Limited - 263,000 shares	46	46	34	279
El Nino Ventures Inc - 260,131 shares	20	20	31	78
Westcan Uranium Corp. - 500,000 shares	15	15	132	54
Mega Uranium Ltd. - 50,000 shares	48	21	95	45
Other available-for-sale securities	17	139	155	112
Total	$251	$346	$716	$882

As of October 31, 2008, the Company reviewed the carrying values of its available-for-sale securities, and in light of the economic circumstances considered that the decreases in market values were significant and provided evidence that the decline in the market value were other-than-temporary losses in value.  The Company therefore wrote-down a majority of its investments to either market value or a nominal value.

As a result the Company recorded total write-downs on available-for-sale securities of $327,000 and reversed amounts previously charged of $125,000 that were recorded in accumulated other comprehensive income.

Other available-for-sale securities include 5,177,234 shares in 13 other Companies.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

7

Property, plant and equipment

	October 31, 2008			April 30, 2008
	Cost $000’s	Accumulated amortization $000’s	Net $000’s	Cost $000’s	Accumulated amortization $000’s	Net $000’s
Equipment	$1,354	$(738)	$616	$1,297	$(640)	$657
Other	248	(27)	221	248	(18)	230
Total	$1,602	$(765)	$837	$1,545	$(658)	$887

8

Mineral properties interests

Location	April 30 2008 $000’s	Q1 $000’s	Q2 $000’s	October 31 2008 $000’s
Athabasca Basin, Canada (note 9)	$30,274	$977	$2,507	$33,758
Other (note 10)	758	126	78	962
Total	$31,032	$1,103	$2,585	$34,720

The Company holds approximately 1,184,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan and Manitoba in Canada.  The holdings are comprised of 22 projects which are in various stages of exploration and discovery.

Summary of Option payments due	Total
Fiscal Year Ended	Cash $000’s	Spend[2] $000’s	Shares
April 2009	$80	$1,400	100,000
April 2010	80	2,400	100,000
Thereafter	-	4,000	-
Total due[1]	$160	$4,000	200,000

1 Only considers payments paid during the fiscal year and not previous year’s payments and issuances

2 Represents cumulative spend required not spend per fiscal year

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

8

Mineral properties interests (continued)

Summary of Option payments receivable[1]	Total
Fiscal Year Ended	Cash $000’s	Spend[3] $000’s	Shares
April 2009 (received)	$50	$2,000	225,000
April 2009	198	6,480	800,000
April 2010	48	14,730	625,000
April 2011	10	17,950	25,000
April 2012	10	18,450
Thereafter	60	24,800	-
Total due[2]	$376	$24,800	1,675,000

1 Excludes expenditures and payments on West McArthur (note 9a) and Cree East (note 4)

2 Only considers payments received during the fiscal year and not previous year’s payments and issuances

3 Represents cumulative spend required not spend per fiscal year

9

Athabasca Mineral property interests

Project	April 30 2008 $000’s	Q1 $000’s	Q2 $000’s	October 31 2008 $000’s
Cree East (note 4)	3,602	23	1,197	4,822
West McArthur (a)	2,252	(7)	108	2,353
Poplar (b)	12	53	35	100
Cree West (c)	-	-	-	-
Key Lake (d)	-	-	-	-
Grease River (e)	96	(96)	1	1
NE Wollaston (f)	6,516	15	28	6,559
Helmer (g)	4,585	38	28	4,651
Fond Du Lac (h)	305	253	724	1,282
Lake Athabasca (i)	5,764	79	55	5,898
Alberta (j)	2,273	(3)	26	2,296
Hodgson (k)	1,238	2	1	1,241
Arnold (l)	1,261	9	1	1,271
Black Lake (m)	359	33	149	541
Other (n)	2,011	578	154	2,743
Total	30,274	977	2,507	33,758

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

9

Athabasca Mineral property interests (continued)

(a)

West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca, Saskatchewan.  In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”). Mitsubishi may exercise its option to earn a 50% interest in the property by funding expenditures of $10 million (Oct 08: $7.5m; Oct 09: $10m) ($8.1m – funded and due as at October 31, 2008) and making a $1 million payment upon completion of the funding requirement.

Upon payment of the $1 million, a joint venture (50/50) will be formed. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred. Upon the formation of the joint venture, Mitsubishi may elect to become the operator.

(b)

Poplar, Saskatchewan – Mega Uranium

Poplar consists of approximately 112,000 hectares of mineral claims in Athabasca.  In October 2007, the Company optioned the claims to Mega Uranium Ltd. (“Mega”).  Mega may exercise its option to earn a 50% by issuing 100,000 common shares (50,000 received ; Sept 09: 25,000; Sept 10: 25,000) shares and funding total expenditures of $6 million ($2.4m incurred  Sept 09: $4m; Sept 10: $6m).

Mega may earn an additional 5% by paying $2 million and issuing a further 100,000 common shares.  The Company acts as the project operator and earns a fee (between 5% and 10%) until the 50% interest is earned.  Upon commercial production, the Company will receive a 3% Yellowcake royalty, half of which can be purchased outright for $4.5 million.

In December 2008, Mega provided notice to the Company that it wished to terminate its option agreement

(c)

Cree West, Saskatchewan – Westcan Uranium

Cree West is comprised of approximately 13,000 hectares of mineral claims located in the south-east of Athabasca.  In April 2006, the Company optioned the claims to Westcan Uranium Corp (“Westcan”) (formerly International Arimex Resources Inc).  Westcan may earn a 50% interest in the property by making payments of $150,000 (received), issuing 600,000 shares (issued) and making exploration expenditures of $3.6 million before May 2009 ($790,000 completed).

Westcan may acquire an additional 10% interest by spending an additional $4 million and a further 15% interest by completing a feasibility study within 2 years, issuing 400,000 additional common shares, and spending a $1 million per year. The Company acts as the project operator until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty.

(d)

Key Lake, Saskatchewan – Westcan Uranium

Key Lake is comprised of approximately 6,000 hectares of mineral claims located in the south-east of Athabasca. In March 2006, the Company optioned the claims to Westcan.  Westcan can earn a 50% interest by making payments of $150,000 (received), issuing 200,000 shares (received) and completing work commitments of $2 million by May 2009 ($864,000 completed).

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

9

Athabasca Mineral property interests (continued)

Westcan may elect to acquire an additional 10% interest by spending an additional $2 million and a further 15% interest by completing a feasibility study, issuing to the Company 200,000 additional common shares, and spending $500,000 per year. The Company acts as project operator until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty.

(e)

Grease River, Saskatchewan

Grease River is comprised of approximately 82,000 hectares of mineral claims located in Athabasca.  In August 2007, an existing option agreement was amended to allow Yellowcake plc (“Yellowcake”) and Uranium Prospects plc (“Uranium Prospects”) to earn up to 60% in the property.

Uranium Prospects and Yellowcake may exercise their option to earn a 60% interest by making payments of $300,000 ($225,000 paid; Mar 09: $75,000), issuing 2,500,000 common shares (1,500,000 received; Mar 09: 500,000; Mar 10: 500,000) and making exploration expenditures of $5 million (Mar 09: $3.1m; Mar 10: $4.1m; Mar 11: $5m) ($2.4m completed and due).

The Company acts as the project operator until a 60% interest is earned. Upon commercial production, the Company will receive a 3% royalty, half of which can be purchased for $3 million.

During the period, the Company recovered exploration costs of $932,000; $700,000 was included in accounts receivable.

(f)

NE Wollaston Project, Saskatchewan-Manitoba

This property straddles the Saskatchewan-Manitoba border and lies northeast along the trend of basement formations from the cluster of uranium deposits which include Rabbit Lake. It consists of approximately 171,000 hectares and subsequent to period end the Company announced the execution of a memorandum of understanding with East Resources Inc. (note 16)

(g)

Helmer, Saskatchewan

This block mineral claims lies in the north-central part of the Athabasca Basin, southeast of Uranium City and to the west of Fond du Lac and is comprised of approximately 64,000 hectares of mining claims.

(h)

Fond Du Lac, Saskatchewan

In October 2006 (subsequently amended November 2008), the Company acquired from the Fond Du Lac Denesuline First Nations an option to earn a 49% interest in the Fond Du Lac property (comprising approximately 36,000 hectares) for total payments of $130,000 ($50,000 paid; Jun 10: $40,000; Jun 11: $40,000), the issuance of 300,000 shares (200,000 issued; Jun 10: 50,000; Jun 11: 50,000 ) and work commitments of $2 million (Jun 11: $1.2m; Jun 12: $2m).  Upon exercising its 49% option, a joint venture may be formed.

(i)

Lake Athabasca, Saskatchewan

Lake Athasbasca comprises approximately 49,000 hectares of mineral claims located primarily on Lake Athabasca, southwest of Uranium City, Saskatchewan.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

9

Athabasca Mineral property interests (continued)

(j)

Alberta, Alberta

Alberta comprises approximately 97,000 hectares of mineral claims covering most of the Alberta section of Lake Athabasca.

(k)

Hodgson, Saskatchewan

Hodgson comprises approximately 30,000 hectares of mineral claims west of the Cigar Lake Mine, Saskatchewan.

(l)

Arnold, Saskatchewan

Arnold comprises approximately 24,000 hectares of contiguous minerals claims located west of the producing McArthur River mine, Saskatewan.

(m)

Black Lake, Saskatchewan

In December 2006, the Company optioned the Black Lake property comprising approximately 38,000 hectares located in Saskatchewan from the Black Lake Denesuline First Nations.  To earn a 49% interest in the property, the Company, must make payments of $130,000 ($50,000 paid; Jul 10: $40,000; Jul 11: $40,000), issue 300,000 shares (200,000 issued; Jul 10: 50,000; Jul 11: 50,000) and incur exploration expenditures of $2 million ($399,000 incurred; Jul 10: $0.7m; Jul 11: $1.2m; Jul 12: $2m).  Upon exercising its 49% option, a joint venture may be formed.

(n)

Other Properties

Include the Waterbury, McTavish, Moon, Camsell, Carswell, and Ford claim blocks

Waterbury comprises approximately 12,000 hectares of mineral claims located north of the Cigar Lake mine in Saskatchewan  In December 2007, an option on the property was terminated by a third party after the Company received payments of $75,000, 200,000 shares and $2.1 million had been spent on the property.  McTavish comprises approximately 16,000 hectares of mineral claims lying southeast of the McArthur River mine in Saskatchewan and northwest of the Key Lake Mine. Moon comprises approximately 4,000 hectares of mineral claims lying in two separate blocks between the McArthur River and Key Lake mines and is subject to a 3% third-party NSR.

Camsell is comprised of approximately 30,000 hectares of mineral claims located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of Lake Athabasca. Carswell is comprised of approximately 9,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan. Ford is comprised of approximately 10,000 hectares of mineral claims located in the South East of Athabasca Basin adjacent to the Cree East Project

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

10.

Other Mineral property interests

Other Projects	April 30 2008 $000’s	Q1 $000’s	Q2 $000’s	October 31 2008 $000’s
Rise & Shine, New Zealand	301	5	7	313
Other New Zealand Projects	421	121	64	606
Glitter Lake, Quebec	36	-	-	36
Other Projects, Various	-	-	7	7
Total Other Projects	758	126	78	962

Rise & Shine, New Zealand

Rise & Shine is located 20km northeast of Cromwell, New Zealand and encompasses a number of historical high-grade underground gold mines in the Bendigo Gold field.  Effective July 1, 2007, the Company has completed its earn-in requirements in a Joint Venture with Oceana Gold (30%) and CanAlaska (70%). If either party elects to not to fund or only partially-fund their respective portion of a proposed budget then the defaulting party dilutes their equity in the Joint Venture down to a minimum of 15% at which point the relevant party’s interest in the joint venture will revert to a 2% royalty on gold produced. As of October 31, 2008, CanAlaska’s current interest is 72% and Oceana’s interest is 28%.

Other New Zealand Projects

The Company has also been granted the following three gold and one mercury-sliver prospecting permits: Granite Dome, Greymouth North, Reefton South and Mt. Mitchell in New Zealand (refer note 16).

Glitter Lake, Quebec

Glitter Lake comprises certain mineral claims prospective for nickel and platinum located near Glitter Lake, Quebec. The Company optioned the property to Pacific North West Capital Corp. (“PFN”). PFN may earn an interest in the property by paying $45,000 (paid), issuing 60,000 shares (issued), and incurring exploration expenditures of $700,000 ($215,000 incurred; Apr 09: $400,000; Apr 10: $700,000).  A further 10% interest can be earned by completing a bankable feasibility study, within two years of the earning 50%.  If PFN does not complete a bankable feasibility study within two years, PFN will make cash payments of $50,000 per annum for each year. A further 10% interest can be earned by reaching commercial production within two years of completing the bankable feasibility study.  If the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 for each year the project is not placed into commercial production.

The property is subject to a 1.5% NSR payable to a third party.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests. By agreement dated 1 April 2008, the Company extended the uncompleted portion of the option to 2010.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

10.

Other Mineral property interests (continued)

Other Projects, Various

Includes Kasmere, Misty Mountain, Rainbow Hill, and Voisey Bay

Kasmere comprises 232,937 hectares under license application adjacent to NE Wollaston.  In December 2008, the Company acquired an adjacent claim block from Santoy Resources (note 16).

The Misty Mountain project covers approximately 53,000 hectares and is located in Manitoba adjacent to the southern boundary of the NE Wollaston project.  This area contains significant surface showings of high-grade rare-earths minerals. The grant of the exploration licenses is pending the successful conclusion of its land use consultation with the local first nation’s communities.

On May 23, 2008, the Company optioned the Misty property to Great West Minerals Group Ltd. (“Great Western”). Great Western may exercise its option to earn a 51% interest in the property by making payments of $100,000 (from grant of licence $10,000; $10,000 in each of subsequent 4 years and then $50,000 in year 6), issuing shares of 200,000 (100,000 on grant of licence and 100,000 on 1st anniversary) and making exploration expenditures of $6 million ($150,000 on 1st anniversary, $100,000 on proceeding 3 anniversaries; $2.6m on 5th anniversary and $3m on 6th anniversary).  The Company will act as the operator of the project until Great Western has a vested 51% interest, at which time Great Western may become the operator.

Rainbow Hill comprises 12 unpatented federal lode mining claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.  Subsequent to period end, this property was optioned to District Gold Inc. under which District Gold may earn a 60% interest by making payments of $150,000, 200,000 shares and completing exploration expenditures of $1.5 million.  Rainbow Gold may earn a total 75% interest by completing a feasibility study.

Voisey’s Bay located in Labrador, Newfoundland comprises two blocks claims, VBE-1 and VBE-2.  Both properties are jointly-held with Columbia Yukon Explorations Inc., [49%] as to VBE-1 and 50% as to VBE-2.

The Company retains a 1.75% NSR in the Elliot Lake property held by Pele Mountain Resources Inc.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

11

Equity accounts

The Company has an unlimited amount of authorized common shares without par value.

	Number of shares 000’s	Shares $000’s	Contributed Surplus $000’s	Total $000’s
Opening balance – May 1, 2007	107,698	$48,864	$3,153	$52,017

Share issuances - 2007:
Cash	18,162	7,377	-	7,377
Non-cash	10	4	-	4
Warrant issuances - 2008
Cash
Non-cash		(766)	766	-
Share issuance expenses
Cash		(238)		(238)
Non-cash			19	19
Transfer on stock option exercise		109	(109)	-
Deferred Gain (note 4)			3,195	3,195
Flow-through FIT Impact		(1,271)		(1,271)
Compensation expense – 2008			1,562	1,562
Closing balance – April 30, 2008	125,870	$54,079	$8,586	$62,665

Share issuances - 2008:
Cash	11,223	3,642		3,642
Non-cash	641	188		188
Warrant issuances – 2008
Cash		-	-	-
Non-cash		(371)	371	-
Share issuance expenses
Cash		(201)	-	(201)
Non-cash		(248)	98	(150)
Transfer on stock option exercise		25	(25)	-
Deferred Gain (note 4)			1,030	1,030
Compensation expense – 2008			1,087	1,087
Closing Balance – October 31, 2008	137,734	$57,114	$11,147	$68,261

For the six months ended October 31, 2008, the weighted average number of shares outstanding was 136,638,949 (Apr 30, 2008: 117,107,039).

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

11

Equity accounts (continued)

Share issuances

On May 29, 2008, the Company issued 10,922,660 flow-through units at a price of $0.34 per unit for gross proceeds of $ 3.7 million. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional flow-through common share or, at the election of the investor, one non flow-through common share for a period of two years from the closing date at a price of $0.50 per warrant share.  A finder’s fee of $179,000 in cash, and 441,176 common shares and 345,589 warrants were issued in connection with the financing. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per share for a period of two years from the closing date.

During the first six months of the fiscal year, 300,000 options were exercised (note 12)

As of October 31, 2008 the Company has not renounced any expenditures in respect of the flow-through units (announced on May 29, 2008) and as such as required under Canadian GAAP has not recognized the future income tax liability of any possible renouncement.  The Company believes that it will have sufficient tax losses carried forward to offset any future income liability upon renouncement.

Capital Disclosure

The Company manages its common shares, options and warrants as capital. As the Company is in the exploration stage its principal source of funds is from the issuance of common shares. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

12

Share stock options and warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 27,500,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of shares 000’s	Weighted average exercise price $
Outstanding - May 1, 2008	16,899	0.46
Granted	655	0.34
Cancelled / Expired	(1,260)	0.44
Exercised	(300)	0.10
Outstanding - October 31, 2008	15,994	0.46

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

12

Share stock options and warrants (continued)

At October 31, 2008, the following stock options were outstanding:

Number of Shares Outstanding 000’s		Exercise price $	Expiry Date
	888	$0.40 - $0.45	2009
	3,245	$0.35 - $0.58	2010
	2,788	$0.42 - $0.50	2011
	1,823	$0.62 - $0.75	2012
	5,820	$0.40 - $0.45	2012
	1,175	$0.40	2013
	255	$0.25	2013
Total	15,944	0.76

Stock options vest over various time periods. At October 31, 2008, 8,585,333 stock options were vested and exercisable.

For the three months ended October 31, 2008, total stock-based compensation expense was $539,000. For the six months ended October 31, 2008, total stock-based compensation expense was $1.09 million.

Warrants

	Number of shares 000’s	Weighted average exercise price $
Outstanding - May 1, 2008	12,380	$0.57
Granted	5,807	$0.50
Cancelled / Expired	(8,360)	$0.51
Exercised	-
Outstanding - October 31, 2008	9,827	$0.57

In May 2008, 5,461,329 warrants were issued in connect with the flow-through unit offering (note 11).  In addition, 345,589 warrants were issued as finders fees.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

12

Share stock options and warrants (continued)

At October 31, 2008, the following warrants were outstanding:

Number of Shares Outstanding 000’s		Exercise price $	Expiry Date
	4,020	$0.67	2008
	5,807	0.50	2010
Total	9,827	$0.57

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense:

	Warrants	Options
Risk-free interest rate	3.24%	3.7% to 4.0%
Options expected life	2 years	5 years
Expected volatility	74%	68% to 122%
Expected dividend	0%	0%

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Accumulated other comprehensive income (loss)

	October 31, 2008 $000’s	April 30, 2008 $000’s
Opening balance	$166	$-
Transition adjustment	-	526
Unrealized loss on available-for-sale securities	(272)	(360)
Closing balance	$(106)	$166

During the period, the Company reversed $327,000 out of accumulated other comprehensive income as it recorded a permanent impairment on a number of its available-for-sale securities (note 6).

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Geographic segmented information

The following table illustrates the geographic location of the Company’s assets.

	Canada $000’s	United States $000’s	New Zealand $000’s	Total $000’s
Total assets - April 30, 2008	$42,159	$-	$848	$43,007
Total assets – October 31, 2008	$44,312	$-	$1,004	$45,316

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

15

Financial instruments

Fair Values

As at October 31, 2008, the Company's carrying values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

The Company’s available-for-sale securities are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  A number of the Company’s available-for-sale securities have been written down to fair value through earnings as there decline was viewed as other-than-temporary impairment.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions as determined by rating agencies.

Currency Risk

As at May 1, 2008, the Company’s cash and cash equivalents are predominantly held in Canadian dollars and were therefore subject to fluctuation.

The Company’s significant subsidiaries are located in Canada and therefore no significant foreign currency exposure exists.

Interest Rate Risk

Included in the loss for the period in these financial statements is interest income on Canadian and U.S. dollar cash and cash equivalents.

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Subsequent events

NE Wollaston

In December 2008, the Company announced that it has entered into a Memorandum of Understanding ("MOU") with East Resources Inc. ("ERI") to undertake joint exploration for uranium on its 100%-owned North East Wollaston Project (the "Project"). Under the MOU, ERI may earn a 40% interest by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling and successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest in the Project to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals. The MOU carries an exclusivity provision of 90 days, during which CanAlaska and ERI will finalize a definitive agreement.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and six months ended October 31, 2008 and 2007

(Unaudited)

(expressed in Canadian dollars except where indicated)

16.

Subsequent events (continued)

Mineral Lease 209B, Manitoba

The Company acquired Mineral Lease 209B in Manitoba from Santoy Resources Ltd. on December 11, 2008 for 40,000 in commons shares, 500,000 options exercisable over one year at an exercise price of $0.50 and a 2% net smelter royalty.  Mineral Lease 209B is situated in the middle of the Company’s Kasmere claim block.

New Zealand

In December 2008, the Company withdrew or surrendered four of its license applications / properties in New Zealand.

16